U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

               SEC FILE NUMBER 001-12885 CUSIP NUMBER 053577 10 2

                                   (Check One)

[X] Form 10-K and Form 10-KSB  [  ] Form 20-F   [  ] Form 11-K   [  ] Form 10-Q
    and Form 10-QSB
[ ] Form N-SAR

         For Period Ended:  December 31, 2001

         [  ] Transition Report on Form 10-K
         [  ] Transition Report on Form 20-F
         [  ] Transition Report on Form 11-K
         [  ] Transition Report on Form 10-Q
         [  ] Transition Report on Form N-SAR

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I.  REGISTRANT INFORMATION

Full name of Registrant:  Avenue Entertainment Group, Inc.

Former Name if Applicable:

Address of Principal Executive Office:  11111 Santa Monica, Blvd.

City, State and Zip Code:  Los Angeles, CA 90025

PART II.  RULES 12b25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

                           (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.  NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant has encountered unexpected difficulties in compiling certain information to be included in the Registrant's Form 10-KSB and the information compiled to date is not complete enough to provide meaningful disclosure.

PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                 Sheri Halfon               (310)                 310-996-6800
                   (Name)                (Area Code)             (Telephone No.)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The loss for the twelve month period ended December 31, 1999 was $1,370,254 compared to a loss of $2,057,131 for the same period ended December 31, 1998. The loss for the three month ended December 31, 1999 was $385,254 compared to a loss of $655,165 for the same period ended December 31, 1998.

         The operating revenues were $4,748,660 for the twelve month period ended December 31, 1999 compared to $828,732 for the same period ended December 31, 1998. The revenues for the three month period ended December 31, 1999 were $1,495,780 compared to $274,838 for the same period ended December 31, 1998.

                        Avenue Entertainment Group, Inc.
                (Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 1, 2002
                                                   Gene Feldman
                                                   Chairman of the Board